Exhibit 99.1

Yirendai Reports Fourth Quarter and Full Year 2017 Financial Results

BEIJING, March 14, 2018 — Yirendai Ltd. (NYSE: YRD) (“Yirendai” or the “Company”), a leading fintech company in China, today announced its unaudited financial results for the quarter and full year ended December 31, 2017.

	For Three Months Ended			For Twelve Months Ended
in RMB million	December 31, 2017	December 31, 2016	YoY Change	December 31, 2017	December 31, 2016	YoY Change
Amount of Loans Facilitated	13,438.5	6,883.4	95%	41,406.1	20,486.1	102%
Total Net Revenue	1,824.8	1,071.1	70%	5,543.4	3,238.0	71%
Total Fees Billed (non-GAAP)	2,944.0	1,630.4	81%	8,865.2	4,911.2	81%
Net Income	448.8	379.8	18%	1,371.8	1,116.4	23%
Adjusted EBITDA (non-GAAP)	542.7	401.1	35%	1,743.8	1,093.4	59%

In the fourth quarter of 2017, Yirendai facilitated RMB 13,438.5 million (US$2,065.5 million) of loans to 202,370 qualified individual borrowers through its online marketplace, representing a year-over-year growth of 95%; 74.6% of the borrowers were acquired from online channels; nearly 100% of the loan volume originated from online channels was facilitated through mobile.

In the fourth quarter of 2017, Yirendai facilitated 233,374 investors with total investment amount of RMB 15,967.4 million (US$2,454.2 million), 100% of which was facilitated through its online platform and 92% of which was facilitated through its mobile application.

For the fourth quarter of 2017, total net revenue was RMB 1,824.8 million (US$280.5 million), an increase of 21% from the previous quarter and 70% year-over-year; net income was RMB 448.8 million (US$69.0 million), an increase of 48% from the previous quarter and 18% year-over-year.

In the full year of 2017, Yirendai facilitated RMB 41,406.1 million (US$6,364.0 million) of loans to 649,154 qualified individual borrowers through its online marketplace, representing a year-over-year growth of 102%; 72.9% of the borrowers were acquired from online channels; nearly 100% of the loan volume originated from online channels was facilitated through mobile.

In the full year of 2017, Yirendai facilitated 592,642 investors with total investment amount of RMB 48,074.1 million (US$7,388.9 million), 100% of which was facilitated through its online platform and 87% of which was facilitated through its mobile application.

For the full year of 2017, total net revenue was RMB 5,543.4 million (US$852.0 million), representing a year-over-year growth of 71%; net income was RMB 1,371.8 million (US$210.8 million), representing an increase of 23% from prior year.

“We are pleased to conclude 2017 with another strong quarter driven by continued expansion of our online business,” commented Ms. Yihan Fang, Chief Executive Officer of Yirendai. “We will continue to grow our online lending platform, online wealth management and technology platform businesses.  In addition, over the next few months, we will remain in close communications with the regulatory bodies to ensure that we will be fully prepared for the upcoming registration process. We believe leading platforms including Yirendai will benefit from a heathier industry development driven by tightening regulations.”

“We have maintained strong growth momentum during the quarter,” commented Mr. Dennis Cong, Chief Financial Officer of Yirendai. “We delivered solid financial results in 2017 as we further grow our business from online channels and start to expand into new business such as wealth management and technology platform business. Going into 2018, we will continue to grow overall topline and bottom line while capture all the business opportunities as we enter into industry consolidation period. We will also strive to expand our partnerships with leading financial institutions to diversify funding sources and maintain funding cost advantage.”

Fourth quarter 2017 Financial Results

Total amount of loans facilitated in the fourth quarter of 2017 was RMB 13,438.5 million (US$2,065.5 million), increased by 95% from RMB 6,883.4 million in the same period last year, reflecting strong demand for our products and services, especially from customers acquired from online channels. As of December 31, 2017, the Yirendai platform had facilitated approximately RMB 73.9 billion (US$11.4 billion) in loan principal since its inception.

Total net revenue in the fourth quarter of 2017 was RMB 1,824.8 million (US$280.5 million), increased by 70% from RMB 1,071.1 million in the same period last year. The increase of total net revenue was mainly attributable to the growth of loan origination volume, increased service fees billed to investors and increased monthly fees billed to borrowers as our remaining loan balance continued to expand.

Total fees billed (non-GAAP) in the fourth quarter of 2017 were RMB 2,944.0 million (US$452.5 million), increased by 81% from RMB 1,630.4 million in the same period last year. Upfront fees billed to borrowers in the fourth quarter of 2017 were RMB 2,376.9 million (US$365.3 million), increased by 62% from RMB 1,468.3 million in the same period last year, primarily driven by the growth of loan origination volume. Monthly fees billed to borrowers in the fourth quarter of 2017 were RMB 384.3 million (US$59.1 million), increased by 193% from RMB 131.3 million in the same period last year. The significant year-over-year increase in monthly fees billed to borrowers was primarily attributable to the increase in loans generated from online channels, which features a fee collection schedule with monthly payments in addition to the upfront portion. Service fees billed to investors in the fourth quarter of 2017 were RMB 339.8 million (US$52.2 million), increased by 150% from RMB 135.7 million in the same period last year. The significant year-over-year increase in service fees billed to investors was primarily attributable to the increase in the total asset under management.

Sales and marketing expenses in the fourth quarter of 2017 were RMB 989.8 million (US$152.1 million), increased by 17% from RMB 844.2 million in the previous quarter and compared to RMB 538.0 million in the same period last year. Sales and marketing expenses in the fourth quarter of 2017 accounted for 7.4% of amount of loans facilitated, increased from 6.9% in the previous quarter and decreased from 7.8% in the same period last year. Sales and marketing expenses as a percentage of amount of loans facilitated increased from the previous quarter due to the increase of investor acquisition spending as we build up our online wealth management service and our slightly decreased approval rate in anticipation of potential volatility of borrower credit performance caused by the tightening of industry regulations.

Origination and servicing costs in the fourth quarter of 2017 were RMB 146.9 million (US$22.6 million), compared to RMB 119.0 million in the previous quarter and RMB 56.7 million in the same period last year. Origination and servicing costs in the fourth quarter of 2017 accounted for 1.1% of amount of loans facilitated, increased from 1.0% in the previous quarter and 0.8% in the same period last year mainly due to increased collection efforts this quarter.

General and administrative expenses in the fourth quarter of 2017 were RMB 155.1 million (US$23.8 million), compared to RMB 172.6 million in the previous quarter and RMB 79.7 million in the same period last year. General and administrative expenses in the fourth quarter of 2017 accounted for 8.5% of total net revenue, compared to 11.4 % in the previous quarter and 7.4% in the same period last year. General and administrative expenses in the fourth quarter of 2017 include an expense of RMB 61.0 million (US$9.4 million) related to the quality assurance program and a contra-expense of RMB 17.9 million (US$2.8 million) related to an organized fraud incident in the third quarter of 2016.

In the third quarter of 2016, the Company recognized an expense of RMB 81.3 million (US$12.5 million) related to an organized fraud incident concerning one type of our FastTrack loan products. After evaluating future payouts as of December 31, 2017, the Company reversed a RMB 17.9 million (US$2.8 million) contingent liability related to the organized fraud incident.

Income tax expense in the fourth quarter of 2017 was RMB 97.4 million (US$15.0 million). Since the first quarter of 2017, Yi Ren Heng Ye Technology Development (Beijing) Co., Ltd., a subsidiary of the Company, enjoyed a favorable enterprise income tax rate of 12.5% as a software enterprise which qualification was confirmed by local tax bureau in the third quarter of 2016. This makes it eligible for an exemption of enterprise income tax for 2015 and 2016 and a favorable enterprise income tax rate of 12.5% for 2017, 2018 and 2019.

Net income in the fourth quarter of 2017 was RMB 448.8 million (US$69.0 million), increased by 48% from RMB 303.0 million in the previous quarter and increased by 18% from RMB 379.8 million for the same period last year.

Adjusted EBITDA (non-GAAP) in the fourth quarter of 2017 was RMB 542.7 million (US$83.4 million), increased by 28% from RMB 422.4 million in the previous quarter and increased by 35% from RMB 401.1 million in the same period last year. Adjusted EBITDA margin1 (non-GAAP) in the fourth quarter of 2017 was 29.7%, compared to 27.9% in the previous quarter and 37.5% in the same period last year.

Basic income per ADS in the fourth quarter of 2017 was RMB 7.40 (US$1.14), increased from RMB 5.00 in the previous quarter and RMB 6.36 in the same period last year.

1 Adjusted EBITDA margin is a non-GAAP financial measure calculated as adjusted EBITDA divided by total net revenue.

Diluted income per ADS in the fourth quarter of 2017 was RMB 7.25 (US$1.11), increased from RMB 4.91 in the previous quarter and RMB 6.28 in the same period last year.

Net cash generated from operating activities in the fourth quarter of 2017 was RMB 1,275.3 million (US$196.0 million), increased from RMB 346.3 million in the previous quarter and RMB 836.1 million in the same period last year.

As of December 31, 2017, cash and cash equivalents was RMB 1,857.2 million (US$ 285.4 million), compared to RMB 1,403.5 million as of September 30, 2017. As of December 31, 2017, balance of held-to-maturity investments was RMB 9.9 million (US$1.5 million), compared to RMB 168.9 million as of September 30, 2017. As of December 31, 2017, balance of available-for-sale investments was RMB 969.8 million (US$149.0 million), compared to RMB 996.7 million as of September 30, 2017.

Quality Assurance Program and Guarantee. In anticipation of potential volatility of borrower credit performance caused by the recent tightening of industry regulations, in the fourth quarter of 2017, Yirendai accrued liabilities from quality assurance program and guarantee of RMB 1,047.8 million (US$161.0 million), which is equal to approximately 8.5% of the loans facilitated through its marketplace covered by the quality assurance program during the period. In the fourth quarter of 2017, the Company released liabilities of RMB 689.7 million (US$ 106.0 million) to pay out the outstanding principal and accrued interest of default loans. During the quarter, the Company also reversed a contingent liability of RMB 17.9 million (US$2.8 million) in relation to the organized fraud incident in July 2016 during the quarter after evaluating future payouts. In addition, in the fourth quarter of 2017, after reviewing the sufficiency of the liability as of December 31, 2017, the Company recognized an additional contingent liability of RMB 61.0 million (US$9.4 million) according to historical loans’ performance. As of December 31, 2017, liabilities from quality assurance program and guarantee were RMB 2,793.9 million (US$429.4 million).

Delinquency rates. As of December 31, 2017, the delinquency rates for loans that are past due for 15-29 days, 30-59 days and 60-89 days were 0.8%, 0.9% and 0.7%, compared to 0.5%, 0.7% and 0.6%, as of September 30, 2017. The delinquency rates for loans that are past due for 15-29 days has increased as compared to prior quarter due to a short-term volatility of borrower credit performance since new regulations were issued in December 2017.

Cumulative M3+ net charge-off rates. As of December 31, 2017, the cumulative M3+ net charge-off rate for loans originated in 2015 was 9.3%, compared to 8.8% as of September 30, 2017. As of December 31, 2017, the cumulative M3+ net charge-off rate for loans originated in 2016 was 5.9%, compared to 4.6% as of September 30, 2017. As the 2015 and 2016 vintage loans continue to mature, the charge off level is broadly consistent with our risk performance expectation.

Dividend

The board of directors has approved a dividend of RMB 0.9298 (US$0.14) per ordinary share of the Company (or RMB 1.8596 (US$0.28) per American depositary share of the Company) for the second half of 2017, which is expected to be paid on May 15, 2018 to holders of the Company’s ordinary shares of record as of the close of business on April 30, 2018.

Under the Company’s semi-annual dividend policy announced on August 1, 2017, semi-annual dividends will be set at an amount equivalent to approximately 15% of the Company’s anticipated net income after tax in each half year commencing from the second half of 2017. The determination to declare and pay such semi-annual dividend and the amount of dividend in any particular half year will be made at the discretion of the Board and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors that the Board may deem appropriate.

Other Operating Metrics and Business Results

•                      As of December 31, 2017, remaining principal of performing loans totaled RMB 40.6 billion (US$6.2 billion), increased by 19% from RMB 34.2 billion as of September 30, 2017 and 95% from RMB 20.8 billion as of December 31, 2016.

•                      In the fourth quarter of 2017, Grade A, B, C and D loans represented 2.0%, 8.8%, 13.0%, and 76.2% and Grade I, II, III, IV and V loans represented 7.4%, 23.6%, 26.7%, 25.5% and 16.8% of the Company’s product portfolio, respectively.

Other Developments

Partnership with PICC P&C

On February 9, 2018, the Company announced that it had entered into a three-year business agreement (the “Agreement”) with PICC Property and Casualty Company Limited (“PICC P&C”). Under the terms of the Agreement, PICC P&C will provide surety insurance for loans, with maximum term of 12 months and maximum contract amount of RMB 200,000 (US$31,000 approximately) which are facilitated through Yirendai’s online marketplace. PICC P&C will charge borrowers an insurance premium and will reimburse lenders their principal and expected interest in the event of loan defaults within the agreed scope of the Agreement.

Accounting Policy Change

Effective from January 1, 2018, Yirendai has adopted a new revenue recognition policy, ASC 606 — Revenue from Contracts with Customers, in accordance with US GAAP. As a result of adopting ASC 606, we expect to record a cumulative-effect adjustment to the opening balance of retained earnings. Management has substantially completed the assessment on revenue recognition for the business under ASC 606 and is in the process of finalizing the conclusion.

Business Outlook

Based on the information available as of the date of this press release, Yirendai provides the following outlook, which reflects the Company’s current and preliminary view and is subject to change. The following outlook does not take into consideration the impact of stock-based compensation expenses and is based upon the new revenue recognition policy under US GAAP, ASC 606.

First Quarter 2018

•                      Total loans facilitated will be in the range of RMB 11,000 million to RMB 11,200 million.

•                      Total net revenue will be in the range of RMB 1,530 million to RMB 1,570 million.

•                      Adjusted EBITDA (non-GAAP) will be in the range of RMB 430 million to RMB 450 million.

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses several non-GAAP financial measures, such as fees billed, adjusted EBITDA, and adjusted EBITDA margin as supplemental measures to review and assess operating performance. We believe that fees billed and adjusted EBITDA margin provide useful information about our core operating results, enhance the overall understanding of our past performance and prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The non-GAAP financial measures have limitations as analytical tools. Other companies, including peer companies in the industry, may calculate these non-GAAP measures differently, which may reduce their usefulness as a comparative measure. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. See “Operating Highlights and Reconciliation of GAAP to Non-GAAP measures” at the end of this press release.

Currency Conversion

This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB 6.5063 to US$1.00, the effective noon buying rate on December 29, 2017 as set forth in the H.10 statistical release of the Federal Reserve Board.

Conference Call

Yirendai’s management will host an earnings conference call at 8:00 p.m. Eastern Time on March 14, 2018, (or 8:00 a.m. Beijing/Hong Kong Time on March 15, 2018).

Dial-in details for the earnings conference call are as follows:

International:	+65 6713-5091
U.S. Toll Free:	+1 866-519-4004
Hong Kong Toll Free:	800-906-601
China Toll Free:	400-620-8038
Conference ID:	8097206

A replay of the conference call may be accessed by phone at the following numbers until March 21, 2018:

International:	+61 2-8199-0299
U.S. Toll Free:	+1 646-254-3697
Replay Access Code:	8097206

A live and archived webcast of the conference call will be available on Yirendai’s website at ir.yirendai.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yirendai’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to Yirendai’s ability to attract and retain borrowers and investors on its marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, PRC regulations and policies relating to the peer-to-peer lending service industry in China, general economic conditions in China, and Yirendai’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in Yirendai’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Yirendai does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Yirendai

Yirendai Ltd. (NYSE: YRD) is a leading fintech company in China connecting investors and individual borrowers. The Company provides an effective solution to address largely underserved investor and individual borrower demand in China through an online platform that automates key aspects of its operations to efficiently match borrowers with investors and execute loan transactions. Yirendai deploys a proprietary risk management system, which enables the Company to effectively assess the creditworthiness of borrowers, appropriately price the risks associated with borrowers, and offer quality loan investment opportunities to investors. Yirendai’s online marketplace provides borrowers with quick and convenient access to consumer credit at competitive prices and investors with easy and quick access to an alternative asset class with attractive returns. For more information, please visit ir.yirendai.com.

For investor and media inquiries, please contact:

Yirendai

Hui (Matthew) Li

Director of Investor Relations

Email: ir@yirendai.com

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except for share, per share and per ADS data, and percentages)

	For the Three Months Ended				For the Full Year Ended
	December 31, 2016	September 30, 2017	December 31, 2017	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net revenue:
Loan facilitation services	1,036,630	1,425,162	1,703,931	261,889	3,133,423	5,226,691	803,328
Post-origination services	25,039	49,951	62,564	9,616	84,154	187,216	28,775
Others	9,441	38,791	58,295	8,960	20,414	129,443	19,895
Total net revenue	1,071,110	1,513,904	1,824,790	280,465	3,237,991	5,543,350	851,998
Operating costs and expenses:
Sales and marketing	537,953	844,165	989,811	152,131	1,571,038	2,921,236	448,986
Origination and servicing	56,668	119,036	146,915	22,580	180,076	417,882	64,227
General and administrative	79,714	172,643	155,090	23,837	402,111	526,845	80,976
Total operating costs and expenses	674,335	1,135,844	1,291,816	198,548	2,153,225	3,865,963	594,189
Interest income	14,778	33,250	30,054	4,619	36,843	114,851	17,652
Fair value adjustments related to Consolidated ABFE	(1,287)	(22,762)	(16,802)	(2,582)	(19,735)	(40,124)	(6,167)
Non-operating income, net	225	158	(44)	(7)	575	876	135
Income before provision for income taxes	410,491	388,706	546,182	83,947	1,102,449	1,752,990	269,429
Income tax expense/(benefit)	30,710	85,732	97,370	14,966	(13,949)	381,207	58,590
Net income	379,781	302,974	448,812	68,981	1,116,398	1,371,783	210,839

Weighted average number of ordinary shares outstanding, basic	119,493,662	121,249,448	121,319,117	121,319,117	118,240,414	120,457,573	120,457,573
Basic income per share	3.1783	2.4988	3.6994	0.5686	9.4418	11.3881	1.7503
Basic income per ADS	6.3566	4.9976	7.3988	1.1372	18.8836	22.7762	3.5006

Weighted average number of ordinary shares outstanding, diluted	120,859,390	123,509,834	123,744,151	123,744,151	118,937,082	122,256,838	122,256,838
Diluted income per share	3.1423	2.4530	3.6269	0.5574	9.3865	11.2205	1.7246
Diluted income per ADS	6.2846	4.9060	7.2538	1.1148	18.7730	22.4410	3.4492

Unaudited Condensed Consolidated Cash Flow Data
Net cash generated from operating activities	836,055	346,329	1,275,309	196,012	2,113,435	2,716,513	417,520
Net cash (used in)/provided by investing activities	(807,744)	342,289	(193,498)	(29,740)	(1,421,663)	(374,597)	(57,574)
Net cash provided by/(used in) financing activities	60,400	(127,864)	(581,752)	(89,414)	135,298	(849,450)	(130,558)
Effect of foreign exchange rate changes	17,193	(14,885)	9,018	1,386	29,356	(16,109)	(2,476)
Net increase in cash, cash equivalents and restricted cash	105,904	545,869	509,077	78,244	856,426	1,476,357	226,912
Cash, cash equivalents and restricted cash, beginning of period	2,080,607	2,607,922	3,153,791	484,729	1,330,085	2,186,511	336,061
Cash, cash equivalents and restricted cash, end of period	2,186,511	3,153,791	3,662,868	562,973	2,186,511	3,662,868	562,973

Unaudited Consolidated Balance Sheet

(in thousands, except for share, per share and per ADS data, and percentages)

	As of
	December 31, 2016	September 30, 2017	December 31, 2017	December 31, 2017
	RMB	RMB	RMB	USD

Cash and cash equivalents	968,225	1,403,529	1,857,175	285,443
Restricted cash	1,218,286	1,750,262	1,805,693	277,530
Accounts receivable	28,581	24,050	21,368	3,284
Prepaid expenses and other assets	466,763	1,136,993	1,062,484	163,301
Loans at fair value	371,033	558,178	791,681	121,679
Amounts due from related parties	1,678	176,867	117,222	18,017
Held-to-maturity investments	98,917	168,917	9,944	1,528
Available-for-sale investments	1,158,000	996,660	969,759	149,049
Property, equipment and software, net	35,503	81,515	82,249	12,641
Deferred tax assets	436,402	685,875	801,089	123,125
Total assets	4,783,388	6,982,846	7,518,664	1,155,597
Accounts payable	13,691	22,634	33,841	5,201
Amounts due to related parties	11,609	23,153	76,544	11,765
Liabilities from quality assurance program and guarantee	1,471,000	2,392,794	2,793,948	429,422
Deferred revenue	164,318	194,646	222,906	34,260
Payable to investors at fair value	418,686	145,200	113,445	17,436
Accrued expenses and other liabilities	564,165	1,704,207	1,296,650	199,291
Deferred tax liability		4,545	11,277	1,733
Total liabilities	2,643,469	4,487,179	4,548,611	699,108
Ordinary shares	75	76	76	12
Additional paid-in capital	933,272	1,094,916	1,123,443	172,670
Accumulated other comprehensive income	29,457	4,330	11,478	1,764
Retained earnings	1,177,115	1,396,345	1,835,056	282,043
Total equity	2,139,919	2,495,667	2,970,053	456,489
Total liabilities and equity	4,783,388	6,982,846	7,518,664	1,155,597

Operating Highlights and Reconciliation of GAAP to Non-GAAP Measures

(in thousands, except for number of  borrowers, number of investors and percentages)

	For the Three Months Ended				For the Full Year Ended
	December 31, 2016	September 30, 2017	December 31, 2017	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	RMB	USD	RMB	RMB	USD
Operating Highlights:
Amount of loans facilitated	6,883,442	12,185,367	13,438,520	2,065,463	20,486,128	41,406,058	6,363,995
Loans generated from online channels	2,497,623	6,972,156	7,709,403	1,184,914	7,780,555	22,543,298	3,464,842
Loans generated from offline channels	4,385,819	5,213,211	5,729,117	880,549	12,705,573	18,862,760	2,899,153
Fees billed	1,630,358	2,475,271	2,943,953	452,478	4,911,221	8,865,228	1,362,561
Remaining principal of performing loans	20,780,617	34,235,727	40,616,167	6,242,591	20,780,617	40,616,167	6,242,591
Remaining principal of performing loans covered by quality assurance program and guarantee	20,103,043	33,622,142	39,717,029	6,104,396	20,103,043	39,717,029	6,104,396
Number of borrowers	110,785	192,725	202,370	202,370	321,019	649,154	649,154
Borrowers from online channels	63,010	145,838	150,982	150,982	184,430	472,960	472,960
Borrowers from offline channels	47,775	46,887	51,388	51,388	136,589	176,194	176,194
Number of investors	194,505	214,967	233,374	233,374	597,765	592,642	592,642
Investors from online channels	194,505	214,967	233,374	233,374	597,765	592,642	592,642
Investors from offline channels	—	—	—	—	—	—	—
Adjusted EBITDA	401,146	422,413	542,704	83,412	1,093,437	1,743,848	268,024
Adjusted EBITDA margin	37.5%	27.9%	29.7%	29.7%	33.8%	31.5%	31.5%

Reconciliation of Net Revenues
Fees billed:
Transaction fees billed to borrowers	1,599,674	2,338,933	2,761,147	424,381	4,830,566	8,361,026	1,285,066
Upfront fees billed to borrowers	1,468,330	2,046,742	2,376,885	365,321	4,450,465	7,296,284	1,121,418
Monthly fees billed to borrowers	131,344	292,191	384,262	59,060	380,101	1,064,742	163,648
Service fees billed to investors	135,747	271,961	339,786	52,224	399,311	1,011,724	155,499
Others	10,007	41,118	61,746	9,490	21,639	137,163	21,082
Value-added tax	(115,070)	(176,741)	(218,726)	(33,617)	(340,295)	(644,685)	(99,086)
Total fees billed	1,630,358	2,475,271	2,943,953	452,478	4,911,221	8,865,228	1,362,561
Stand-ready liabilities associated with quality assurance program and guarantee	(528,852)	(896,155)	(1,051,211)	(161,568)	(1,598,238)	(3,156,349)	(485,122)
Deferred revenue	(18,545)	(26,040)	(32,492)	(4,994)	(71,322)	(78,491)	(12,064)
Cash incentives	(42,836)	(91,371)	(100,057)	(15,379)	(98,173)	(273,397)	(42,020)
Value-added tax	30,985	52,199	64,597	9,928	94,503	186,359	28,643
Net revenues	1,071,110	1,513,904	1,824,790	280,465	3,237,991	5,543,350	851,998

Reconciliation of EBITDA
Net income	379,781	302,974	448,812	68,981	1,116,398	1,371,783	210,839
Interest income	(14,778)	(33,250)	(30,054)	(4,619)	(36,843)	(114,851)	(17,652)
Income tax expense	30,710	85,732	97,370	14,966	(13,949)	381,207	58,590
Depreciation and amortization	3,554	6,892	7,738	1,189	10,609	23,729	3,647
Share-based compensation	1,879	60,065	18,838	2,895	17,222	81,980	12,600
Adjusted EBITDA	401,146	422,413	542,704	83,412	1,093,437	1,743,848	268,024

Delinquency Rates
	Delinquent for
	15-29 days	30-59 days	60-89 days
All Loans
December 31, 2013	0.2%	0.4%	0.3%
December 31, 2014	0.3%	0.2%	0.2%
December 31, 2015	0.4%	0.5%	0.4%
December 31, 2016	0.4%	0.7%	0.6%
December 31, 2017	0.8%	0.9%	0.7%

Online Channels
December 31, 2013	0.1%	0.9%	0.3%
December 31, 2014	0.4%	0.3%	0.2%
December 31, 2015	0.6%	0.8%	0.6%
December 31, 2016	0.6%	1.0%	0.8%
December 31, 2017	1.2%	1.2%	0.9%

Offline Channels
December 31, 2013	0.3%	0.2%	0.2%
December 31, 2014	0.3%	0.2%	0.2%
December 31, 2015	0.3%	0.4%	0.3%
December 31, 2016	0.4%	0.6%	0.4%
December 31, 2017	0.5%	0.7%	0.5%

Net Charge-Off Rate for Previous Risk Grid
Loan issued period	Loan grade	Amount of loans facilitated during the period	Accumulated M3+ Net Charge-Off as of December 31, 2017	Total Net Charge-Off Rate as of December 31, 2017
		(in RMB thousands)	(in RMB thousands)
2014	A	1,917,542	88,935	4.6%
	B	303,030	20,243	6.7%
	C	—	—	—
	D	7,989	518	6.5%
	Total	2,228,561	109,696	4.9%
2015	A	873,995	50,703	5.8%
	B	419,630	33,646	8.0%
	C	557,414	60,527	10.9%
	D	7,706,574	743,268	9.6%
	Total	9,557,613	888,144	9.3%
2016	A	1,141,835	25,183	2.2%
	B	749,868	36,335	4.8%
	C	1,403,553	94,914	6.8%
	D	17,085,347	1,053,336	6.2%
	Total	20,380,603	1,209,768	5.9%
2017	A	970,550	3,328	0.3%
	B	3,277,816	16,763	0.5%
	C	5,030,271	31,014	0.6%
	D	32,127,421	391,318	1.2%
	Total	41,406,058	442,423	1.1%

Net Charge-Off Rate for Upgraded Risk Grid
Loan issued period	Customer grade	Amount of loans facilitated during the period	Accumulated M3+ Net Charge-Off as of December 31, 2017	Total Net Charge-Off Rate as of December 31, 2017
		(in RMB thousands)	(in RMB thousands)
2014	I	—	—	—
	II	1,921,372	88,935	4.6%
	III	303,276	20,243	6.7%
	IV	—	—	—
	V	3,913	518	13.2%
	Total	2,228,561	109,696	4.9%
2015	I	146,490	3,865	2.6%
	II	1,614,354	83,880	5.2%
	III	2,521,705	195,378	7.7%
	IV	2,506,107	238,742	9.5%
	V	2,768,957	366,279	13.2%
	Total	9,557,613	888,144	9.3%
2016	I	497,220	7,824	1.6%
	II	3,137,889	81,607	2.6%
	III	3,763,081	141,208	3.8%
	IV	5,183,233	269,657	5.2%
	V	7,799,180	709,472	9.1%
	Total	20,380,603	1,209,768	5.9%
2017	I	2,701,162	6,522	0.2%
	II	9,079,647	43,501	0.5%
	III	10,611,451	83,420	0.8%
	IV	10,263,135	106,168	1.0%
	V	8,750,663	202,812	2.3%
	Total	41,406,058	442,423	1.1%

M3+ Net Charge-Off Rate

Loan
issued	Month on Book
period	4	7	10	13	16	19	22	25	28	31	34
2013Q1	1.9%	3.2%	3.1%	2.3%	2.0%	0.9%	0.5%	0.5%	0.4%	0.4%	0.4%
2013Q2	1.8%	3.6%	4.5%	5.9%	6.4%	7.4%	6.1%	7.0%	7.5%	7.5%	7.8%
2013Q3	0.5%	2.8%	4.2%	5.5%	6.1%	6.5%	7.1%	7.1%	7.0%	6.9%	6.9%
2013Q4	0.7%	3.4%	4.8%	6.2%	6.8%	7.5%	8.3%	8.3%	8.2%	8.5%	8.3%
2014Q1	1.0%	4.2%	6.1%	7.0%	8.4%	9.3%	9.8%	9.7%	9.9%	9.8%	9.5%
2014Q2	0.5%	1.8%	2.6%	3.8%	4.3%	4.6%	4.6%	4.7%	4.7%	4.7%	4.8%
2014Q3	0.2%	0.8%	2.0%	2.8%	3.3%	3.7%	4.0%	4.2%	4.2%	4.1%	4.1%
2014Q4	0.3%	1.5%	2.7%	3.5%	4.1%	4.6%	5.1%	5.2%	5.2%	5.3%	5.3%
2015Q1	0.6%	2.7%	4.4%	5.8%	7.1%	8.2%	9.1%	9.6%	9.9%	10.2%	10.3%
2015Q2	0.5%	2.1%	3.7%	5.3%	6.6%	7.7%	8.6%	9.2%	9.6%	9.9%
2015Q3	0.2%	1.6%	3.4%	4.9%	6.4%	7.4%	8.1%	8.6%	9.0%
2015Q4	0.2%	1.6%	3.2%	4.9%	6.2%	7.2%	8.0%	8.7%
2016Q1	0.2%	1.3%	2.9%	4.3%	5.4%	6.4%	7.2%
2016Q2	0.2%	1.7%	3.4%	4.9%	6.1%	7.1%
2016Q3	0.1%	1.5%	3.2%	4.6%	5.9%
2016Q4	0.2%	1.5%	3.0%	4.6%
2017Q1	0.2%	1.4%	3.2%
2017Q2	0.3%	1.9%
2017Q3	0.4%